Exhibit 1.2

TECHNOLOGY LICENSE FEE AGREEMENT

This TECHNOLOGY LICENSE FEE AGREEMENT (the “Agreement”) is made and entered into on September 30, 2021 (the “Effective Date”) by and between Worthy Financial, Inc., a Delaware corporation (“Worthy”) and Worthy Property Bonds. Inc., a Florida corporation (the “Company”).

RECITALS

WHEREAS, the Company has requested that Worthy provide to the Company certain technology services involving the proprietary Worthy Technology Platform pursuant to the terms of this Agreement and Worthy has consented to such request.

NOW THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. APPOINTMENT; SERVICES.

(a) Services. Pursuant to the terms of and conditions of this Agreement, during the Term, the Company hereby agrees to use the Worthy Technology Platform in connection with its sales and management of the SEC Qualified bonds sold and to be sold by the Company (the “Services”) and Worthy agrees to such use.

(b) Technology Fee. As compensation for the Services, the Company agrees to pay to Worthy an annual technology fee (the “Technology Services Fee”) equal to $4.00 per year for each User of the Company’s website. For the purposes of this Agreement, User shall be defined as any individual or entity registered on the Company’s website. Such technology fee shall be paid to Worthy by the Company on a quarterly basis.

SECTION 2. TERM AND TERMINATION.

(a) The initial Term of this Agreement shall be two years from the date hereof automatically renewable thereafter from year to year, unless terminated by either party on thirty days prior written notice.

SECTION 3. NOTICES. Any notice or other communication hereunder will, unless otherwise expressly provided, be sufficiently given if in writing and delivered (whether by registered mail, return receipt requested, or by a nationally-recognized overnight courier, or by electronic mail with a copy to follow promptly by registered mail):

(i)	In the case of a notice to Worthy Financial, Inc. addressed as follows:

Worthy Financial, Inc.
551 NW 77 Street
Suite 212
Boca Raton, Florida 33487
Attention: Sally Outlaw, Chief Executive Officer
Email: sally@worthy.us

(ii)	In the case of a notice to the Company, addressed as follows:

Worthy Property Bonds, Inc.
551 W 77th Street
Suite 212
Boca Raton, Florida 33487
Attention: Alan Jacobs, Executive Vice President
Email: alan@worthy.us

SECTION 4. COUNTERPARTS. This Agreement may be executed in counterparts (including facsimile counterparts), which together shall constitute a single instrument. It shall not be necessary that any counterpart be signed by each of the parties so long as each counterpart shall be signed by one party and so long as the other party shall sign at least one counterpart.

SECTION 5. HEADINGS. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of this Agreement.

[Signatures appear on following page]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first set forth above.

WORTHY FINANCIAL, INC.

By:	/s/ Sally Outlaw
Name:	Sally Outlaw
Title:	Chief Executive Officer

WORTHY PROPERTY BONDS, INC.

By:	/s/ Alan Jacobs
Name:	Alan Jacobs
Title:	Executive Vice President

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